--------                                          ------------------------------
 FORM 3                                                   OMB APPROVAL
--------                                          ------------------------------
                                                  OMB Number: 3235-0104
                                                  Expires: January 31, 2005
                                                  Estimated average burden
                                                  hours per response .......0.5
                                                  ------------------------------



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Asia Pacific Associates, Ltd.             Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           GRIC Communications, Inc. (GRIC)       (Month/Day/Year)
     (Last)     (First)     (Middle)       April 19, 2002                ----------------------------------       N/A
 156 University Avenue                     ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS Identification            Person(s) to Issuer              7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
Palo Alto, CA 94301                           Person, if an Entity             Director      x   10% Owner      applicable line)
--------------------------------------        (Voluntary)                -----            -----                     Form filed by
      (City)      (State)      (Zip)                                           Officer           Other       -----  One Reporting
                                           ----------------------------  ----- (give      -----  (specify           Person
                                                                               title below)      below)        x    Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)                                  696,427 shares                   (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(2)                                  696,427 shares                   (D)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

--------
(1) These securities are owned by Asia Pacific Growth Fund II, L.P.

(2) These securities are owned by H&Q Asia Pacific II, L.L.C., which is the general partner of Asia Pacific Growth Fund II, L.P.



Reminder: Report on a separate line for each class of securities beneficially owned indirectly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).


 FORM 3 (continued)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

------------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock(3) Immediately  Apr. 19, 2007(4) Common Stock  6,024,096   Initially       (D)
                                                                         shares     convertible
                                                                                    at a 1:1 ratio
                                                                                    into Common
                                                                                    Stock, subject
                                                                                    to adjustments.
------------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock(5) Immediately  Apr. 19, 2007(6)  Common Stock 6,024,096   Same as above.  (D)
                                                                          shares
------------------------------------------------------------------------------------------------------------------------------------
Warrants (exercisable for   Immediately  Apr. 19, 2007(8)  Common Stock  602,409       $1.66        (D)
   Series A Preferred                                                     shares
   Stock)(7)
------------------------------------------------------------------------------------------------------------------------------------
Warrants (exercisable for   Immediately  Apr. 19, 2007(10) Common Stock  602,409       $1.66        (D)
   Series A Preferred                                                      shares
   Stock)(9)
------------------------------------------------------------------------------------------------------------------------------------
Warrants (exercisable for   Immediately  Apr. 19, 2007(12) Common Stock  903,614       $2.49        (D)
   Series A Preferred                                                      shares
   Stock)(11)
------------------------------------------------------------------------------------------------------------------------------------
Warrants (exercisable for   Immediately  Apr. 19, 2007(14)  Common Stock 903,614       $2.49        (D)
   Series A Preferred                                                      shares
   Stock)(13)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Explanation of Responses:



--------
(3)  These securities are owned by Asia Pacific Growth Fund III, L.P.

(4) The expiration date could be an earlier date, depending on whether certain events occur prior to April 19, 2007.

(5) These securities are owned by Asia Pacific Associates, Ltd., which is the general partner of Asia Pacific Growth Fund III, L.P.

(6) The expiration date could be an earlier date, depending on whether certain events occur prior to April 19, 2007.

(7)  These securities are owned by Asia Pacific Growth Fund III, L.P.

(8) The expiration date could be an earlier date, depending on whether certain events occur prior to April 19, 2007.

(9) These securities are owned by Asia Pacific Associates, Ltd., which is the general partner of Asia Pacific Growth Fund III, L.P.

(10) The expiration date could be an earlier date, depending on whether certain events occur prior to April 19, 2007.

(11) These securities are owned by Asia Pacific Growth Fund III, L.P.

(12) The expiration date could be an earlier date, depending on whether certain events occur prior to April 19, 2007.

(13) These securities are owned by Asia Pacific Associates, Ltd., which is the general partner of Asia Pacific Growth Fund III, L.P.

(14) The expiration date could be an earlier date, depending on whether certain events occur prior to April 19, 2007.

SCHEDULE A (FOR FORM 3 FILED BY ASIA PACIFIC ASSOCIATES, LTD.)

SIGNATURE PAGE

           **ASIA PACIFIC ASSOCIATES, LTD.

           By:  /s/ TA-LIN HSU                       April 29, 2002
               --------------------------------      ------------------
               Ta-Lin Hsu, Chairman                  Date

           **H&Q ASIA PACIFIC, L.L.C.

           By:  /s/ TA-LIN HSU                       April 29, 2002
               --------------------------------      ------------------
               Ta-Lin Hsu, Chairman                  Date

           **ASIA PACIFIC GROWTH FUND II, L.P.

           By: H&Q Asia Pacific II, L.L.C.,
           Its: General Partner
           By:  /s/ TA-LIN HSU                       April 29, 2002
               --------------------------------      ------------------
               Ta-Lin Hsu, Chairman                  Date

           **ASIA PACIFIC GROWTH FUND III, L.P.

           By: Asia Pacific Associates, Ltd.
           Its: General Partner

           By:  /s/ TA-LIN HSU                       April 29, 2002
               --------------------------------      ------------------
               Ta-Lin Hsu, Chairman                  Date

SCHEDULE B (FOR FORM 3 FILED BY ASIA PACIFIC ASSOCIATES, LTD.)

INFORMATION CONCERNING OTHER REPORTING PERSONS

1.      Asia Pacific Growth Fund II, L.P.
        156 University Avenue
        Palo Alto, California 94301

2.      Asia Pacific Growth Fund III, L.P.
        156 University Avenue
        Palo Alto, California 94301

3.      H&Q Asia Pacific, L.L.C.
        156 University Avenue
        Palo Alto, California 94301